UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(D)
OF THE SECURITIES ACT OF 1934

(Mark One):
☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES ACT OF 1934.

For the Fiscal Year Ended December 31, 2005

OR

☐ TRANSITION REPROT PURSUANT TO SECTION 15(d) OF THE SECURITIES ACT OF 1934 [NO FEE REQUIRED].

For the transition period from to .

1-8931

Commission File Number

A.    Full title of the plan and the address of the plan, if different from that of the issuer named below:

CUBIC APPLICATIONS, INC. 401(k) RETIREMENT PLAN

B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CUBIC CORPORATION

9333 Balboa Avenue

San Diego, California 92123

Telephone (858) 277-6780

REQUIRED INFORMATION

(As required by Item 1)

CUBIC APPLICATIONS, INC. 401(K) RETIREMENT PLAN

Financial Statements and Supplemental Schedule

December 31, 2005 and 2004

*  Other schedules required by Section 2520.103-10 of the United States Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Certified Public Accounting Firm

To the Administrator and Participants of the

Cubic Applications, Inc. 401(k) Retirement Plan:

We have audited the accompanying statements of net assets available for benefits of the Cubic Applications, Inc. 401(k) Retirement Plan as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005 in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at end of year as of December 31, 2005 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the United States Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ TEDDER, JAMES, WORDEN & ASSOCIATES, P.A.

Orlando, Florida
June 13, 2006

CUBIC APPLICATIONS, INC. 401(K) RETIREMENT PLAN

Statements of Net Assets Available for Benefits

December 31, 2005 and 2004

	2005	2004

Assets:
Investments, at contract value:
Guaranteed interest fund	$5,665,188	4,955,834
Investments, at fair value:
Registered investment companies	41,365,461	34,038,954
Common collective trust	1,771,517	1,310,166
Pooled separate account	1,333,075	1,167,046
Cubic Corporation common stock	1,073,595	952,942
Participants loans	1,501,005	1,128,990
Other	455	179
Total investments	52,710,296	43,554,111

Receivables:
Participants’ contribution	250,234	178,932
Employer’s contribution	115,956	70,892
Total receivables	366,190	249,824
Total assets	53,076,486	43,803,935

Liabilities:
Excess contributions payable	29,852	—
Total liabilities	29,852	—
Net assets available for benefits	$53,046,634	43,803,935

See the accompanying notes to financial statements.

CUBIC APPLICATIONS, INC. 401(K) RETIREMENT PLAN

Statements of Changes in Net Assets Available for Benefits

December 31, 2005 and 2004

Additions to net assets attributed to:
Investment income:
Interest and dividends	$743,938
Net appreciation in fair value of investments	2,588,940
Total investment income	3,332,878

Contributions:
Participants	6,022,767
Employers’	2,518,089
Participants’ rollovers from other qualified plans	576,326
Total contributions	9,117,182
Total additions	12,450,060

Deductions from net assets attributed to:
Benefits paid to participants	3,195,685
Administrative expenses	11,676
Total deductions	3,207,361
Net increase	9,242,699

Net assets available for benefits:
Beginning of year	43,803,935
End of year	$53,046,634

See the accompanying notes to financial statements.

CUBIC APPLICATIONS, INC. 401(K) RETIREMENT PLAN

Notes to Financial Statements

December 31, 2005 and 2004

(1)       Plan Description

The following description of the Cubic Applications, Inc. 401(k) Retirement Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan.

(a)       General

The Plan, which was effective April 8, 1994 and amended from time to time thereafter, is a defined contribution plan covering all eligible full and part-time non-union employees of Cubic Applications, Inc. (the “Company”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Prior to January 1, 2005, full-time, regular part-time and part-time on-call employees of the Company become eligible to participate in the Plan immediately upon date of hire if older than twenty-one or beginning on January 1, April 1, July 1, or October 1 immediately following attaining the age of twenty-one. Employees classified as “temporary” full-time, part-time or on-call employees are eligible after completion of at least one year of service and may enter the Plan on the subsequent January 1, April 1, July 1, or October 1. As of January 1, 2005, the Plan was amended so that these employees are eligible immediately upon date of hire.

(b)       Contributions

Plan participants may voluntarily contribute up to 30% of pre-tax annual compensation (up to the IRS maximum allowable amount), as defined by the Plan, to the Plan. Participants may also rollover amounts representing distributions from other eligible retirement plans. All contributions are held in trust and invested by the Plan’s custodian in accordance with the options elected by the participants (i.e. all investments are participant directed). Participants may elect to invest their contributions and the Company’s discretionary contributions in 1% increments in the guaranteed interest fund, registered investment companies, common collective trust, pooled separate accounts, and the Company’s common stock. The maximum allowable pre-tax voluntary contribution, as determined by the Internal Revenue Service, was $14,000 for 2005.

The matching employer contribution is 100% of the first 5% of base compensation that a participant contributes to the Plan. Additional amounts may be contributed at the option of the Company’s Board of Directors. In addition, the Plan provides for a Company discretionary contribution at the sole discretion of its Board of Directors in an amount to be determined annually by the Company. Discretionary contributions to the Plan are allocated based on the ratio of each participant’s compensation to total compensation of all eligible participants. Plan participants must be employed by the Company as of the Plan’s year end, have at least one year of service and have earned at least 1,000 hours of service during the Plan year to be eligible for the discretionary contributions. During 2005 and 2004, the Company did not make any discretionary contributions to the Plan.

(c)       Participants Accounts

Each participant’s account is credited with the participant’s contribution, their pro rata share of the Company’s matching contribution and discretionary contributions (if any), and an allocation of Plan earnings or losses including market value adjustments on Plan investments. Allocations of earnings and losses are based on the proportion of the participant’s account balance to the total account balances of all participants, as defined in the Plan agreement. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. In addition, each participant account is charged with an allocation of administrative expenses.

(d)       Vesting

Employee contributions and rollover contributions plus or minus actual earnings or losses thereon have full and immediate vesting. Effective January 1, 2001, the employer matching and discretionary contributions are immediately 100% vested. Prior to January 1, 2001, the employer matching and discretionary contributions (and earnings and losses thereon) vested according to the following schedule:

Years of service	Vesting percentage

Less than 2	0%
2	25%
3	50%
4	75%
5 or more	100%

(e)       Distribution of Participant Accounts

The entire vested balance of a participant’s account may be distributed at the date of the participant’s retirement from the Company, termination of service from the Company, death, or permanent and total disability. The normal retirement age, as defined by the Plan, is the later date at which participants reach the age of 65 and reached 5-years of service. If a participant terminates before retirement, the participant will receive either a lump sum payment of their account balance or if the account exceeds $1,000, the participant may elect any distribution date up to 70½.

(f)        Forfeiture Provisions

For participants receiving distributions upon termination, who were terminated prior to January 1, 2001, the non-vested portion of the employer contributions will be held in a separate account until the earlier of a distribution or a five-year break in service has occurred. If the participant chooses not to receive a distribution, the non-vested portion of the employer contributions will be held until five consecutive one-year breaks in service have occurred. At the end of these respective time periods, if the participant has not returned to employment at the Company, the non-vested benefits will be forfeited and allocated according to the Plan document. Employer contributions for participants terminated after January 1, 2001 are fully vested upon termination. Unallocated forfeitures totaled $954,447 at December 31, 2005 and were held in the Guaranteed Interest Fund.

(g)       Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. A participant may not have more than two loans outstanding at any time. The loans, which are collateralized by the balance in the participant’s account, bear a reasonable fixed rate of interest comparable to the fixed interest rates charged by commercial lenders, which ranged from 5% to 10.5% at December 31, 2005. Principal and interest are subject to a payment schedule through payroll deductions. Each loan is documented in the form of a promissory note signed by the participant and collateralized by this pledge on the participant’s account balance. All loans are repaid within a period not to exceed 5 years.

(2)       Summary of Significant Accounting Policies

(a)       Basis of Accounting

The accompanying financial statements are prepared under the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

(b)       Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(c)       Investment Valuation and Income Recognition

The Plan’s registered investment companies, common collective trust, and pooled separate accounts are stated at fair value as determined by The Prudential Insurance Company of America, the Custodian, and are based on the net asset value of units held by the Plan at the respective year-end. The shares of Cubic Corporation common stock are valued at quoted market prices at year-end, as reported by the Custodian. Participant loans are valued at the amount of unpaid principal, which approximate fair value.

Investment contracts held in the Guaranteed Interest Fund are valued at contract value, which represents contributions, reinvested income, less any withdrawals, plus accrued interest. The investment contracts are fully benefit responsive because participants may direct withdrawals and transfers to contract value. Interest rates approximate market rates. The average yield on such contracts was 3.5% and 3.7% for 2005 and 2004, respectively. The crediting interest rates are reviewed quarterly but cannot be less than 3% and were 3.5% and 3.0% at December 31, 2005 and 2004, respectively. The fair value of the Guaranteed Interest Fund at December 31, 2005 and 2004 was $5,661,326 and $5,083,333, respectively. There are no reserves against contract value for credit risk of the contract issuer or otherwise. Participants may not transfer between the Guaranteed Interest Fund, the Money Mart Assets Fund and the Stable Value Fund.

Interest income is recognized when earned. Dividend income is recorded on the ex-dividend date. Realized gains and losses on investments are recognized upon the sale of the related investments and unrealized appreciation or depreciation is recognized at period end when the carrying values of the related investments are adjusted to their estimated fair market value. Purchase and sales of securities are reflected on a trade-date basis.

Earnings on investments, with the exception of participant loans, are allocated on a pro rata basis to individual participant accounts based on the type of investment and the ratio of each participant’s individual account balance to the aggregate of participant account balances. The portion of interest included in each loan payment made by a participant is recognized as interest income in the participant’s individual account.

(d)       Net Appreciation (Depreciation) in Fair Value of Investments

The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

(e)       Risk and Uncertainties

The Plan provides for various investment options in registered investment companies, a common collective trust, a pooled separate account, and Cubic Corporation common stock. These investment securities are exposed to various risks, such as interest rate, market, and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the values of the investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term, and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

(f)        Concentration of Credit Risk

Financial instruments which potentially subject the Plan to concentrations of credit risk consist of the Plan’s investments. Management believes that the Custodian maintains the Plan’s investments with high credit quality institutions and attempts to limit the credit exposure of any particular investment.

(g)       Payments of Benefits

The Plan records benefit payments to withdrawing participants when paid. Under the rules for preparation of the Form 5500, the Plan’s Form 5500 will reflect an accrual for the amount to be paid to participants who withdrew from the Plan prior to year-end, and who had requested a distribution which was approved but not yet paid at period end, if any. There were no unpaid distributions at December 31, 2005 or 2004.

(h)       Administrative Expenses

Most administrative expenses are paid directly by the Plan sponsor and include audit fees and legal fees. Loan fees are charged directly to the participants’ accounts. Investment management services fees may be paid using forfeitures of the Company’s contributions, and any remaining balance is netted against investment returns.

(i)        New Accounting Standards Effective in Future Periods

In December 2005, the Financial Accounting Standards Board (“FASB”) approved a FASB Staff Position (“FSP”) that addresses the application of contract value accounting for benefit-responsive investment contracts, such as the Prudential Guaranteed Interest Account. This FSP will require the presentation of both the fair value and the contract value of benefit-responsive investment contracts in the Plan’s financial statements, and will change the footnote disclosure of such investment contracts. The FSP will be effective for Plan years ending after December 15, 2006 and the adoption is not expected to have a material impact on the Plan’s financial statements.

(3)       Investments

The following presents investments that represent 5% or more of the Plan’s net assets as of December 31:

	2005	2004

Prudential Jennison Growth Fund	$7,847,777	6,951,536
Prudential Dryden Stock Index Fund	5,880,577	6,004,455
Janus Worldwide Fund	5,683,454	5,369,898
Prudential Guaranteed Interest Account	5,665,188	4,955,834
Janus Growth & Income Fund	4,922,219	2,558,026
Prudential Dryden Active Allocation Fund	4,048,765	3,938,537
Davis New York Venture Fund	3,995,372	2,616,396

The Plan’s investments (including gains and losses on investments bought and sold, as well as those held during the year) appreciated in value by $2,588,940 during the year ended December 31, 2005 as follows:

Registered investment companies	$2,703,233
Common collective trust	62,669
Common stock	(176,962)
$2,588,940

(4)       Excess Contributions Payable

During the year ended December 31, 2005, the Plan failed certain of its nondiscrimination tests. As a result, refunds of excess contributions are required to be paid out to participants in order for the Plan to meet compliance testing requirements. Accruals were made for these excess contributions amounting to approximately $29,900 for the year ended December 31, 2005. Refunds are expected to be paid in the subsequent year in which these excess contributions occurred.

(5)       Tax Status

The Plan received a favorable tax determination letter from the Internal Revenue Service dated October 17, 2001, which states that the Plan qualifies under the applicable provisions of the Internal Revenue Code and that it is therefore exempt from federal income taxes. In the opinion of the plan administrator and the Plan’s tax counsel, the Plan continues to meet the Internal Revenue Code requirements and is currently operating such that its exempt status has been maintained. Accordingly, no provision for income taxes has been included in the accompanying financial statements.

(6)       Plan Termination and Amendment

Although the Company has not expressed any intent to do so, the Company has the right, under the Plan agreement, to amend any or all provisions of the Plan as well as discontinue contributions and terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts, and the net assets of the Plan must be allocated among the participants and beneficiaries of the Plan in the order provided for by ERISA.

(7)       Party-In-Interest

Section 3(14) of ERISA defines a party-in-interest to include, among others, fiduciaries or employees of the Plan, any person who provides services to the Plan, or an employer whose employees are covered by the Plan. Certain Plan investments are shares of a guaranteed interest fund, registered investment companies, a common collective trust and a pooled separate account managed by Prudential Insurance Company of America. Prudential Insurance Company of America is the Custodian as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. An employee of the Company serves as the trustee and plan administrator of the Plan. In addition, Plan investments include investments in the Company’s common stock; therefore, these transactions also qualify as party-in-interest transactions. Fees paid to the Custodian by the Plan for investment management services amounted to approximately $11,700 during the year ended December 31, 2005.

(8)       Registration of Filing Shares and Filing Requirements

In November 1996, the Plan’s sponsor filed a registration statement on Form S-8 to register an indeterminate number of shares of Plan participant interests. Subsequent to filing the registration statement on Form S-8, the Plan did not file annual reports on Form 11-K and the Plan sponsor did not file a Form S-8 for the common stock of the Plan sponsor which could be acquired by Plan participants. Consequently, the acquisition by the Plan’s Custodian for the benefit and at the direction of Plan participants of shares of common stock of the Plan sponsor were not registered in compliance with applicable securities laws.

On August 12, 2005, the Plan Sponsor filed a registration statement on Form S-8 to register 15,000 shares of the Plan sponsor’s common stock to be acquired by Plan participants pursuant to the Plan and the interests of those participants in the Plan.

The Plan sponsor may be subject to claims for rescission of acquisitions of shares of the Plan sponsor’s common stock under applicable securities laws during the one-year period following the date of such acquisitions. Based upon the Plan sponsor’s preliminary investigation, it believes that approximately 61,000 shares of its common stock may have been purchased for the accounts of Plan participants as of December 31, 2005. Approximately 46,000 shares have been purchased by the Plan from August 12, 2004 to August 12, 2005, and if subject to rescission, would have an aggregate repurchase price of approximately $1,218,000, plus interest.

(9)       Form 5500

There were no differences between the accompanying financial statements as of December 31, 2005 and 2004 and the financial information reported on the Form 5500.

SUPPLEMENTAL SCHEDULE

Schedule 1

CUBIC APPLICATIONS, INC. 401(K) RETIREMENT PLAN

Schedule of Assets Held for Investment Purposes at End of Year

December 31, 2005

EIN # 95-1678055

Plan # 005

		(c)
		Description of investment
	(b)	including maturity date,		(e)
	Identity of issue, borrower,	rate of interest, collateral,	(d)	Current
(a)	lessor, or similar party	par, or maturity value	Cost **	value

*	The Prudential Insurance Company of America	Registered Investment Companies
		Prudential Jennison Growth Fund	$—	7,847,777
*	The Prudential Insurance Company of America	Registered Investment Companies
		Prudential Dryden Stock Index Fund	—	5,880,577
	Janus Funds	Registered Investment Companies
		Janus Worldwide Fund	—	5,683,454
*	The Prudential Insurance Company of America	Guaranteed Interest Fund
		Prudential Guaranteed Interest Account	—	5,665,188
	Janus Funds	Registered Investment Companies
		Janus Growth & Income Fund	—	4,922,219
*	The Prudential Insurance Company of America	Registered Investment Companies
		Prudential Dryden Active Allocation Fund	—	4,048,765
	Davis Funds	Registered Investment Companies
		Davis New York Venture Fund	—	3,995,372
	Franklin-Tempelton Funds	Registered Investment Companies
		Franklin Small-Mid Capital Growth Fund	—	2,411,249
*	The Prudential Insurance Company of America	Registered Investment Companies
		Prudential Dryden Government Income Fund	—	1,895,182
	American Century Investments	Registered Investment Companies
		American Century International Growth Fund	—	1,815,194
	Wells Fargo Bank Minnesota, N.A.	Common Collective Trust
		Prudential Stable Value Fund	—	1,771,517
	PIMCO Funds	Registered Investment Companies
		PIMCO Total Return Fund	—	1,504,930
	AIM Funds	Registered Investment Companies
		AIM Dynamics Fund	—	1,360,742
*	The Prudential Insurance Company of America	Pooled Separate Accounts
		Prudential Money Mart Assets Fund	—	1,333,075
*	Cubic Corporation	Equity Securities
		Cubic Corporation Common Stock	—	1,073,595
*	The Prudential Insurance Company of America	Other
		Prudential AP Fund	—	455
*	Participant Loans	Various maturities (Interest rates from 5.0% - 10.5%)	—	1,501,005
			$—	52,710,296

*	Parties-in-interest
**	Historical cost is not required as all investments are participant directed.

B. Exhibit List.

Exhibit 23.1            Consent of Tedder, James, Worden & Associates, P. A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, The Cubic Applications, Inc. 401(k) Retirement Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Cubic Applications, Inc. 401(k) Retirement Plan

Date: July 13, 2006	By:	/s/ John D. Thomas

John D. Thomas
Vice President Finance
and Plan Administrative Committee Member